Exhibit 4.1
VERTRUE INCORPORATED,
Issuer
AND
DEUTSCHE BANK TRUST COMPANY AMERICAS,
Trustee

FIRST SUPPLEMENTAL INDENTURE
Dated as of August 16, 2007

5.50% Convertible Senior Subordinated Notes due 2010

Supplementing the Indenture
dated as of September 30, 2003
between Vertrue Incorporated and
Deutsche Bank Trust Company Americas

FIRST SUPPLEMENTAL INDENTURE
          FIRST SUPPLEMENTAL INDENTURE dated as of August 16, 2007 (this “First Supplement”) to the Indenture, dated as of September 30, 2003 (as supplemented, the “Indenture”), between Vertrue Incorporated (f/k/a Memberworks Incorporated), a Delaware corporation (the “Company”) and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee (the “Trustee”), for the 5.50% Convertible Senior Subordinated Notes Due 2010 (the “Securities”). All capitalized terms used herein that are not otherwise specifically defined herein shall have the respective meanings ascribed thereto in the Indenture.
W I T N E S S E T H
          WHEREAS, the Company has heretofore made, executed and delivered to the Trustee the Indenture providing for the issuance of the Securities;
          WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of March 22, 2007, by and among the Company, Velo Holdings Inc., a Delaware corporation (“Parent”), and Velo Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), as amended by the Amendment to the Agreement and Plan of Merger, dated as of July 18, 2007, by and among the Company, Parent and Merger Sub (as amended, the “Merger Agreement”), Merger Sub will merge with and into the Company, with the Company as the surviving corporation (the “Merger”) and becoming a wholly owned subsidiary of Parent at the effective time of the Merger;
          WHEREAS, pursuant to the Merger Agreement, at the effective time of the Merger, each share of the Company’s common stock, par value $0.01 per share (each a “Share” or, collectively the “Shares”) issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares that are owned by stockholders of the Company who have perfected and not withdrawn or lost appraisal rights pursuant to Section 262 of the Delaware General Corporation Law) shall be converted into the right to receive $50.00 per Share in cash, without interest;
          WHEREAS, the Merger complies with the provisions of Article V of the Indenture;
          WHEREAS, pursuant to Section 9.4 of the Indenture, the Company and the Trustee are required to enter into a supplemental indenture in connection with the Merger;
          WHEREAS, pursuant to Section 8.1(c) of the Indenture, the Company and the Trustee may amend, modify or supplement the Indenture without the consent of any Holder to provide for conversion rights of Holders of the Securities upon the occurrence of the Merger; and

          WHEREAS, the Board of Directors of the Company has authorized the execution and delivery of this First Supplement.
          NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree as follows:
ARTICLE I.
AMENDMENTS
     Section 1.01 Conversion Right. The Indenture is hereby amended to provide that, subject to the consummation of the Merger, from and after the effective time of the Merger, the Securities shall cease to be convertible into the right to receive Common Stock and shall instead be convertible solely into cash, in an amount equal to the product of $50.00 and the number of shares (including fractional shares) of Common Stock issuable upon conversion of the Securities into Common Stock pursuant to the Indenture immediately prior to the effective time of the Merger, without interest thereon.
ARTICLE II.
MISCELLANEOUS
     Section 2.01 Effectiveness and Operativeness. This First Supplement shall become effective, and the provisions provided for in this First Supplement shall become operative, immediately upon consummation of the Merger.
     Section 2.02 The Indenture. This First Supplement shall be construed as supplemental to the Indenture and shall form a part of it for all purposes. Except as supplemented hereby, the Indenture and all documents executed in connection therewith shall continue in full force and effect and shall remain enforceable and binding in accordance with their respective terms thereof and as supplemented by this First Supplement.
     Section 2.03 Governing Law. This First Supplement shall be governed by, and construed in accordance with, the laws of the State of New York.
     Section 2.04 Legal, Valid and Binding Obligation. Each party hereto hereby represents and warrants that this First Supplement is a legal, valid and binding obligation of such party and is enforceable against such party in accordance with its terms.
     Section 2.05 References to Indenture. Whenever in any certificate, letter, notice or other instrument reference is made to the Indenture, such reference without more shall include reference to this First Supplement.
     Section 2.06 Multiple Originals. The parties may sign any number of copies of this First Supplement. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this First Supplement.

     Section 2.07 Headings. The headings of this First Supplement are for reference only and shall not limit or otherwise affect the meaning hereof.
     Section 2.08 Severability. In case any one or more of the provisions contained in this First Supplement or in the Securities shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this First Supplement or of the Securities, but this First Supplement and the Securities shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.
     Section 2.09 Benefits of Indenture. Nothing in this First Supplement, express or implied, shall give to any person, other than the parties hereto, their successors hereunder, and the Holders, any benefit of any legal or equitable right, remedy or claim under this First Supplement.
     Section 2.10 Successors and Assigns. All agreements of the Company and the Trustee in this First Supplement shall bind their respective successors and assigns.
     Section 2.11 Counterparts. This First Supplement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.
     Section 2.12 Execution. The parties hereto will execute and deliver such further instruments and do such further acts and things as may be reasonably required to carry out the intent and purpose of this First Supplement.
     Section 2.13 Trust Indenture Act Controls. If any provision of this First Supplement limits, qualifies or conflicts with another provision which is required to be included in this First Supplement by the Trust Indenture Act of 1939, as amended, the required provision shall control.
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          IN WITNESS WHEREOF this First Supplement has been executed by duly authorized representatives of the parties hereto as of the date first written above.

Company:

VERTRUE INCORPORATED, as Issuer

By:	/s/ James B. Duffy

Name: Title:	James B. Duffy Executive Vice President, Chief Operating Officer and Chief Financial Officer

Trustee:

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee

By DEUTSCHE BANK NATIONAL TRUST COMPANY

By Name:	/s/ David Contino David Contino
Title:	Assistant Vice President

By	/s/ Rodney Gaughan
Name:	Rodney Gaughan
Title:	Vice President